EXHIBIT 21

Subsidiaries of Registrant

The following is a list of subsidiaries of Lands’ End, Inc., the names under which such subsidiaries do business, and the state or country in which each was organized.

Names	State or Other Jurisdiction of Organization
Lands' End Canada Outfitters ULC	Canada
Lands' End Direct Merchants, Inc.	Delaware
Lands' End International, Inc.	Delaware
Lands' End Europe Limited	England & Wales
Lands' End GmbH	Germany
Lands' End Japan, Inc.	Delaware
Lands' End Japan, KK	Japan
Lands' End Publishing, LLC	Delaware
LEGC, LLC	Virginia